

09042445

n.a.
9/15

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 304 / 6



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2008__ AND ENDING __12/31/2008__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CHARLES STREET SECURITIES INC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1 WILTON CRESCENT
(No. and Street)

LONDON   **ENGLAND, UK**   **SW1X 8RN**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR JAMES KOPLEY
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SACHER & CO, PC
(Name – if individual, state last, first, middle name)

162 ROUTE 202   **SOMERS**   **NY**   **10589**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

AD 10/08

OATH OR AFFIRMATION

I, **GERARD MIZRAHI**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CHARLES STREET SECURITIES INC**, as of **DECEMBER 31**, 20 **08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SOLICITOR
JAMES BEAT
COMMISSIONER FOR OATHS

Signature

MANAGING DIRECTOR
Title

CHILD & CHILD
SOLICITORS
14 GROSVENOR CRESCENT
LONDON SW1X 7EE 30. 03. 09

Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHARLES STREET SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

CHARLES STREET SECURITIES, INC.

CONTENTS

DECEMBER 31, 2008 AND 2007

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Charles Street Securities, Inc.

We have audited the accompanying statement of financial condition of Charles Street Securities, Inc. as of December 31, 2008 and 2007, and the related statements of operations and comprehensive loss, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Street Securities, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 5 to the financial statements, the Company is subject to the SEC's uniform Net Capital Rule (15c3-1) which requires, among other requirements, the maintenance of a minimum net capital and the ratio of aggregate indebtedness to net capital not in excess of 15:1. At December 31, 2008, the Company was not in compliance with these requirements.

Dachet + Co., PC

Somers, New York
February 25, 2009, except note 5, as to which the date is June 30, 2009

CHARLES STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ 34,052	$ 140,285
Accounts receivable	2,577	15,288
Loans to stockholder	485,358	791,321
Prepaid and other current assets	2,739	11,455
Securities owned:		
Not readily marketable, at estimated fair value	146,190	140,161
Equipment, net of accumulated depreciation of $29,341 (2007)	-	29,341
Other assets	-	24,323
Deferred income tax asset	-	-
	$ 670,916	$ 1,152,174

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

	2008	2007
Accounts payable and accrued expenses	$ 31,483	$ 78,053
Income taxes payable	6,948	41,338
Deferred income tax liability	-	137,697
Total liabilities	38,431	257,088
Stockholders' equity	632,485	895,086
	$ 670,916	$ 1,152,174

See notes to financial statements.

CHARLES STREET SECURITIES, INC.

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenue:		
Investment banking and advisory fees	$ 622,488	$ 1,151,042
Unrealized gain/(loss) on securities owned and securities loaned to stockholder	(370,765)	15,729
Interest	12,945	3,414
	264,668	1,170,185
Expenses:		
Salaries and related costs	95,631	306,656
Telephone and utilities	19,501	31,321
Office expenses	58,349	74,502
Travel and entertainment	86,630	133,656
Professional fees	265,740	560,142
Rent	22,092	31,978
Insurance	2,152	3,155
Miscellaneous	14,223	50,959
Loss on disposal of equipment	10,365	-
Depreciation	4,440	8,308
	579,123	1,200,677
Loss before income tax benefit	(314,455)	(30,492)
Income tax benefit	(130,748)	(3,614)
Net loss	(183,707)	(26,878)
Other comprehensive income/(loss), Foreign currency translation	(78,894)	13,989
Comprehensive loss	$ (262,601)	$ (12,889)

See notes to financial statements.

CHARLES STREET SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2008 AND 2007

| | Common stock | | | | | | |
	Number of shares authorized	Number of shares issued and outstanding	Par value	Capital in excess of par	Other comprehensive income (loss)	Retained earnings (Deficit)	Total
Balance, January 1, 2007	2,000	1,250	$0.13	$ 622,864	$ 30,919	$ 204,192	$ 797,052
Foreign currency translation	-	-	-	-	13,989	-	13,989
Conversion of subordinated loan to stockholders' equity	-	-	-	50,000	-	-	50,000
Net income, year ended December 31, 2007	-	-	-	-	-	(26,878)	(26,878)
Balance, December 31, 2007	2,000	1,250	0.13	672,864	44,908	177,314	895,086
Foreign currency translation	-	-	-		(78,894)		(78,894)
Net loss, year ended December 31, 2008	-	-	-	-	-	(183,707)	(183,707)
Balance, December 31, 2008	2,000	1,250	$ 0.13	$ 672,864	$ (33,986)	$ (6,393)	$ 632,485

CHARLES STREET SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities:		
Net loss	$ (183,707)	$ (26,878)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Unrealized (gain)/loss on securities owned and securities loaned to stockholder	370,765	(15,729)
Depreciation	4,440	8,308
Loss on disposal of equipment	10,365	-
Deferred income tax benefit	(137,697)	(4,520)
Administrative expenses funded with marketable securities	20,657	138,846
Accounts receivable	12,711	3,929
Prepaid expenses	8,716	4,920
Other assets	(24,323)	54,458
Accounts payable and accrued expenses	(46,570)	(94,704)
Income taxes payable	(34,390)	(1,385)
Net cash provided by operating activities	967	67,245
Cash flows from investing activities:		
Purchase of equipment	-	(30,776)
Sale of securities, net	-	15,729
Loans to stockholder, net of repayments	(28,306)	(140,613)
Net cash (used in) investing activities	(28,306)	(155,660)
Cash flows from financing activities	-	-
Effect of exchange rate changes on cash	(78,894)	13,989
(Decrease) increase in cash and cash equivalents	(106,233)	(74,426)
Cash and cash equivalents, beginning of year	140,285	214,711
Cash and cash equivalents, end of year	$ 34,052	$ 140,285

See notes to financial statements.

5

1.   **Significant accounting policies:**

Nature of operations:

Charles Street Securities, Inc. is a private merchant banking firm which is primarily engaged in (a) investment banking for micro-cap companies, (b) discretionary investment advisory services, and (c) financial advisory work. The majority of the Company's revenue is generated in the United Kingdom.

As a registered broker/dealer under the Securities Exchange Act of 1934, the Company is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company was also subject to regulation by the Financial Services Authority ("FSA") in the United Kingdom. During the fourth quarter 2008, the Company transferred its authorization granted by the FSA to conduct investments business in the United Kingdom to a recently formed affiliate. From that date, Company activities are limited to business within the United States and other countries outside the European Union.

Revenue recognition:

Investment banking and advisory fees are recognized when services are completed and collection is certain.

Receivables:

The Company provides services to clients using credit terms customary in its industry. Interest is not normally charged on receivables. Management establishes a reserve for losses on its accounts based on specific customer situations, historic loss experience and current economic conditions. Losses are written-off to the reserve when management determines further collection efforts will not produce recoveries. At December 31, 2008 and 2007 there was no reserve for losses on receivables.

Securities owned:

Securities owned are equity securities valued at market value based on quoted market prices, if available, or on management's estimate after giving due consideration to market liquidity and volatility.

1. **Significant accounting policies (continued):**

   Foreign currencies:

   Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while revenue and expenses are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income or loss.

   The effects of translating the financial statements from its functional currency to United States dollars are presented as comprehensive income or loss.

   Depreciation:

   Depreciation is provided on the straight-line method over the estimated useful service lives of the equipment.

   Cash and cash equivalents:

   The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2008 and 2007, the Company maintained its deposits in bank accounts in the United Kingdom. These deposits are not protected by the Federal Deposit Insurance Corporation or an equivalent.

   Estimates:

   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. **Securities owned:**

   Securities owned are either minimally traded or issued by start-up private companies. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2008 and 2007, the Company's portfolio of securities not readily marketable included 200,000 shares of Safe Europe valued at $146,190 and $140,161, respectively, as well as shares in other investees that management has estimated have no reportable value. The Safe Europe shares are not traded; accordingly, such shares have been valued based on management's best estimate of market value at year end.

3. **Subordinated liabilities:**

There were no liabilities subordinated to general creditors as of December 31, 2008 and 2007.

4. **Loan to stockholder:**

During 2007, the Company loaned marketable securities to its stockholder which are to be returned to the Company by December 31, 2009. The loan has been stated at the market value of the underlying securities.

Also, during 2007, the Company's stockholder repaid a portion of other loans by providing the Company with marketable securities having a value of $138,848. Such securities were used to fund administrative expenses.

The components of the loan to stockholder are presented below:

	2008	2007
Marketable securities loaned to stockholder	$ 271,654	$ 540,611
Other loans to stockholder	213,704	250,710
	$ 485,358	$ 791,321

5. **Net capital requirements:**

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires (a) the maintenance of minimum net capital, (b) that the ratio of aggregate indebtedness to net capital, shall not exceed 15:1, and (c) that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. Subsequent to the initial issuance of these financial statements, management discovered that its computation of net capital as of December 31, 2008, should be reduced from $5,523 to a deficiency in net capital of $(1,640). As a result of this subsequent discovery, at December 31, 2008, the Company was not in compliance with the minimum net capital and aggregate indebtedness to net capital requirements.

Subsequent event (unaudited):

Management computed the Company's minimum net capital and aggregate indebtedness to net capital as of June 30, 2009, and determined that the Company was in compliance with these requirements as of that date.

6. **Related party transactions:**

The Company is a party to an investment management agreement and an operating agreement with an affiliated limited partnership organized in the United Kingdom. Under the agreements, the Company earns a management fee of 1% to 2% annually on the net asset value of the affiliate's investment portfolios, an annual operator fee on each investment series, and a performance fee of 20% on the quarterly increase in the net asset value in the investment portfolios. Fees earned from this related party in 2008 and 2007 were $41,461 and $190,579, respectively.

7. **Income taxes:**

The types of temporary differences and carry forwards that give rise to significant portions of net deferred tax assets and liabilities include provisions for losses on receivables, investment income or losses and carry forwards pertaining to capital losses and to charitable donations. At December 31, 2008, the Company has unused charitable contribution deductions of $56,000 and a capital loss carry forward of $25,000 available to reduce future capital gains expiring through the year 2010. At December 31, 2008, the deferred tax asset of $152,060 has been reduced by a valuation allowance of the same amount because management believes that it is more likely than not that the deferred tax asset will not be realized.

Significant reconciling items between the income tax provisions and the income taxes computed by applying the statutory federal income tax rate to income before income taxes are primarily attributable to state income taxes, nondeductible expenses, and the benefits of carry forwards pertaining to contribution deductions.

The income tax effects of temporary differences that give rise to significant portions of the net deferred liabilities are presented as follows:

	2008	2007
Unrealized gain on securities owned	$ -	$ (177,609)
Charitable contribution carryover	17,359	15,666
Depreciation	-	6,548
Capital loss carryover	8,641	8,641
Unrealized loss on securities loaned	126,060	
Allowance for doubtful accounts	-	9,057
Valuation allowance	(152,060)	-
Total deferred income tax asset (liability), net	$ -	$ (137,697)

7. Income taxes (continued):

The significant components of the income tax provisions are presented below:

	2008	2007
Current income taxes	$ 6,948	$ 906
Deferred income tax benefit	(137,697)	(4,520)
	$ (130,748)	$ (3,614)

8. Lease commitment:

The Company maintained office space located in the United Kingdom under an operating lease. The lease calls for annual rent payable in British Sterling of 36,788 pounds (U.S. $68,608 at December 31, 2008) and additional rent pertaining to property taxes, insurance and other costs. The lease, which commenced during year 2003, carries a 10-year term with provision for early termination on the third or fifth anniversary dates.

Rent expense for the year 2008 and 2007 was $22,092 and $31,978, respectively, (net of sub-rental income of $46,516 and $40,991 respectively, charged to affiliate).

9. Statement of cash flows:

Supplemental disclosures to the statement of cash flows are presented below.

	2008	2007
Income taxes paid	$ -	$ 4,956
Non-cash investing and financing activities:		
Marketable securities loaned to stockholder	-	540,611
Marketable securities received as loan repayments from stockholder	-	138,846

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Charles Street Securities, Inc.

We have audited the accompanying financial statements of Charles Street Securities, Inc. as of and for the year ended December 31, 2008, and have issued our report thereon dated February 25, 2009. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information (except the portion marked unaudited on which we express no opinion) has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

As discussed in note 5 to the financial statements, the Company is subject to the SEC's uniform Net Capital Rule (15c3-1) which requires, among other requirements, the maintenance of a minimum net capital and the ratio of aggregate indebtedness to net capital not in excess of 15:1. At December 31, 2008, the Company was not in compliance with these requirements.

Bacher + Co., PC

Somers, New York
February 25, 2009, except note 5, as to which the date is June 30, 2009

CHARLES STREET SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Net capital:

Total stockholder's equity		$ 632,485
Deductions/non-allowable assets		
Accounts receivable	2,577	
Loans to stockholder	485,358	
Securities owned	146,190	634,125
		(1,640)
Less haircuts		0
Net capital deficiency		$ (1,640)

Aggregate indebtedness:

Accounts payable and accrued expenses		$ 31,482
Income taxes payable		6,948
Total aggregate indebtedness		$ 38,432

Computation of basic net capital requirements

Minimum net capital required (6-2/3% of $38,432)		$ 2,562
Minimum dollar net capital requirement		5,000
Net capital requirement		5,000
Net capital in excess of minimum required		(4,202)
Net capital at 1000%		(5,483)
Ratio of aggregate indebtedness to net capital		- :1

CHARLES STREET SECURITIES, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION (UNAUDITED)

DECEMBER 31, 2008

Net capital, as reported in the Company's Part IIA of the FOCUS report (unaudited)	$	7,263
Audit adjustments relating to:		
Non-allowable assets		(6,655)
Income taxes		(2,248)
Net capital (deficiency), as adjusted	$	(1,640)

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Charles Street Securities

In planning and performing our audit of the financial statements and supplemental schedules of Charles Street Securities, Inc. for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions

are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sacher + Co., PC

Somers, New York
February 25, 2009, except note 5, as to which the date is June 30, 2009